SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ/MPF): 42.150.391/0001-70
Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in accordance with article 157, paragraph 4 of Law 6,404/76 (“Brazilian Corporation Law”), and pursuant to CVM Instructions 319/99 and 358/02, in continuation of the information disclosed in the Material Facts dated January 22, 2010, and April 27, 2010, hereby informs its shareholders and the general market of the following:

1. Acquisition of Control of Quattor Participações S/A (“Quattor”) by Braskem and the Merger of Quattor’s Shares

On January 22, 2010, Odebrecht S.A., Odebrecht Serviços e Participações S.A. (jointly “Odebrecht”), Petróleo Brasileiro S.A. – Petrobras and Petrobras Química S.A. –Petroquisa (jointly “Sistema Petrobras”) and Braskem, jointly with Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”), signed an Investment Agreement to regulate the terms and conditions through which Odebrecht and Sistema Petrobras would consolidate the interests they hold in the petrochemical sector in Braskem.

On April 27, 2010, Braskem concluded the acquisition of all the common stock issued by Quattor (jointly with Braskem, “Companies”) held by Unipar, representing 60% of Quattor’s total and voting capital, pursuant to the Material Fact of the same date.

Pursuant to the Material Fact of January 22, 2010, after Braskem acquired Unipar’s interest in Quattor, Braskem and Quattor would call shareholders’ meetings to resolve on the merger by Braskem of all Quattor shares held by Sistema Petrobras (“Merger of Shares”).

2. Ownership Structure. A breakdown of the ownership structure of Braskem and Quattor before and after the Merger of Shares is provided below:

* Excluding the effects of the conclusion of the Public Offering to Acquire Common and Preferred Shares of Quattor Petroquímica S/A (“Quattor Petroquímica”) by Braskem, pursuant to article 254-A of Brazilian Corporation Law and to Quattor Petroquímica ByLaws.

3. Objectives, Benefits and Justification of the Merger of Shares

3.1. Objectives, Benefits and Justification of the Merger of Shares. The Merger of Shares is one of the stages in Braskem’s consolidation of Odebrecht and Sistema Petrobras’ interests in the petrochemical sector. Its specific objectives are:

(i) to expand the competitiveness and efficiency of Braskem and Quattor and their respective subsidiaries and associated companies so that they can compete with international companies;

(ii) to create value for Braskem by capturing additional synergies;

(iii) to simplify Braskem and Quattor’s current capital and ownership structure through the migration of Quattor’s current shareholders to Braskem; and (iv) to concentrate and increase Sistema Petrobras’ interest in Braskem.

4. Previous Corporate Acts. In addition to the transactions and corporate acts mentioned in the Material Facts disclosed on January 22, 2010 and April 27, 2010, Braskem and Quattor’s Boards of Directors approved the signing of the Protocol of Justification of the Merger of Shares, as well as the appraisal reports of Braskem and Quattor’s shares, and other related documents, and resolved to submit the Merger to the resolution of the shareholders’ meetings of Braskem and Quattor.

5. Exchange Ratio for the Merger of Shares

5.1. Exchange Ratio for the Merger of Shares. As a result of the Merger of Shares, Quattor’s shareholders will receive 0.188558631820 common shares issued by Braskem for each common share issued by Quattor (“Exchange Ratio”).

5.2. Criteria for Establishing the Exchange Ratio. The Exchange Ratio was determined based on the economic value of Braskem and Quattor, calculated: (i) in accordance with the discounted cash flow criterion in the case of Braskem, Quattor, Quattor Petroquímica, Quattor Química S.A. (“Quattor Química”) and Rio Polímeros S.A. (“Riopol”), and (ii) based on the trading multiples of comparable companies, in the case of IQ Soluções e Química S.A. (“quantiQ”), Polibutenos S.A. Indústrias Químicas (“Polibutenos”) and Divisão Química.

5.3. Reasons why the Merger of Shares is Considered Equitable for Shareholders. Braskem and Quattor’s management believe that the Merger of Shares is equitable for their shareholders, given that the Exchange Ratio was based on economic and financial evaluations of the companies, which were prepared independently by Banco Bradesco BBI S.A., a financial institution inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 06.271.464/0073-93, with head offices at Av. Paulista nº 1.450, 8º andar, in the city and state of São Paulo (“Bradesco BBI”).

5.4. Fractions of Shares. Fractions of Braskem shares resulting from the application of the Exchange Ratio will be ignored and the respective shares will not be issued.

6. Criteria for Evaluating Braskem and Quattor Shares

6.1. Economic Evaluation. In order to determine the Exchange Ratio, Bradesco BBI appraised Braskem and Quattor, based on their economic value, using the discounted cash flow criterion in the case of Braskem, Quattor, Quattor Petroquímica, Quattor Química and Riopol, and the trading multiples of comparable companies criterion in the case of quantiQ, Polibutenos and Divisão Química on the base date of September 30, 2009 (“Economic and Financial Evaluation Report”). The selection and hiring of Bradesco BBI must be ratified and approved by Braskem and Quattor’s shareholders.

6.2. Book Value Evaluation. In order to determine the value of the increase in Braskem’s capital and reserves as a result of the Merger of Shares, Quattor’s shares were evaluated by the specialized firm, PricewaterhouseCoopers Auditores Independentes, with head offices at Av. Francisco Matarazzo, 1400, in the city and state of São Paulo, with secondary registration with the Rio de Janeiro Regional Accounting Council under no. CRC2SP000160/O-5”F” RJ and inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 61.562.112/0001-20 (“PWC”), based on their book value in accordance with Quattor’s audited financial statements on the base date of March 31, 2010 (“Base Date”). The selection and hiring of Bradesco BBI must be ratified and approved by Braskem and Quattor’s shareholders. In accordance with said evaluation, the book value of the Quattor shares to be merged by Braskem was equivalent to, on the Base Date, R$ 199,356,374.97 (one hundred and ninety-nine million, three hundred and fifty-six thousand, three hundred and seventy-four reais and ninety-seven centavos), or R$ 2.088343486 per Quattor share, corresponding to the increase in Braskem’s shareholders’ equity.

6.3. Evaluation of Braskem and Quattor’s Shares in Accordance with Article 264 of Brazilian Corporation Law. In accordance with article 264 of Brazilian Corporation Law, on May 6, 2010 Braskem and Quattor requested authorization from the Brazilian Securities and Exchange Commission (“CVM”) to use the Economic and Financial Evaluation Report of Braskem and Quattor as the basis for determining the Exchange Ratio, in accordance with the caput of article 264 of Brazilian Corporation Law. Braskem will keep its shareholders and the market informed of the CVM’s decision in regard to this matter.

7. Treatment of the Equity Variations Subsequent to the Merger of Shares. All the equity variations occurring in Braskem and Quattor will be appropriated directly by the respective companies and registered in their respective accounting ledgers, given that they will continue to exist after approval of the Merger of Shares.

8. Rights and Advantages of the Shares

8.1. Rights Conferred by the Braskem Shares to be Issued to Quattor Shareholders. Quattor shareholders (except Braskem) will receive common Braskem shares in the amount established by the Exchange Ratio. The common shares issued by Braskem due to the Merger of Shares will have the same rights as Braskem’s existing common shares, including the full payment of any dividends and/or interest on equity declared by Braskem as of the date on which the Merger of Shares is approved.

9. Cross Holdings. On this date, Quattor retains no shares in Braskem. Braskem retains 143,192,231 common Quattor shares, which it will continue to hold.

10. Right of Withdrawal and Value of Reimbursement

10.1. Braskem Shareholders’ Right of Withdrawal. Pursuant to articles 137 and 252, paragraphs 1 and 2 of Brazilian Corporation Law, holders of Braskem’s common and class B preferred shares dissenting from the Merger of Shares will have the right to withdraw. Dissenting shareholders must expressly manifest their intention of exercising their right to withdraw within 30 days as of the date on which the minutes of the shareholders’ meeting approving the Merger of Shares are published.

10.1.1. Braskem’s class A preferred shareholders will not have withdrawal rights, since these shares have market liquidity and dispersal, pursuant to Brazilian Corporation Law.

10.1.2. Reimbursement of the shares held by shareholders exercising their withdrawal rights will depend on conclusion of the Merger of Shares, pursuant to article 230 of Brazilian Corporation Law, and will be effected after the legal term for the exercise of said rights. Said reimbursement will only apply to shares duly held by the shareholders in question before the opening of the market on January 22, 2010, the publication date of the Material Fact informing the market of the Merger of Shares, pursuant to paragraph 1 of article 137 of Brazilian Corporation Law. Shares acquired after January 22, 2010, inclusive, will not have the right to withdraw from the Merger of Shares.

10.1.3. Although Quattor shareholders have the right to withdraw from the Merger of Shares, no Quattor shareholders are expected to exercise said right.

10.2. Amount of Reimbursement for Braskem Shareholders. Common and class B preferred shareholders dissenting from the Braskem shareholders’ meeting that approves the Merger of Shares, will be reimbursed in the amount of R$ 9.15237722 per share, based on Braskem’s balance sheet on December 31, 2009. Dissenting shareholders may, on the act of withdrawal, request the preparation of a special Braskem balance sheet, pursuant to paragraph 2 of article 45 of Brazilian Corporation Law. In this case, after conclusion of the term for the reconsideration of the Merger of Shares, in accordance with paragraph 3 of article 137 of Brazilian Corporation Law, shareholders will receive 80% of the reimbursement amount, the balance (if any) to be paid within 120 days as of the resolution date of the extraordinary shareholders meeting.

10.3. Payment of the Reimbursement and Procedures for the Exercise of Withdrawal Rights. Reimbursement of Braskem’s common and class B preferred shares will depend on conclusion of the Merger of Shares, pursuant to article 230 of Brazilian Corporation Law, and will be effected by crediting the depositary institution for Braskem’s shares, Itaú Unibanco S.A. (“Itaú Unibanco”), which will then, either directly or through the custody agents, pay the dissenting shareholders, in accordance with their respective registration details. Shareholders whose shares are held in custody by Itaú Unibanco should exercise their withdrawal rights by appearing at any Itaú Unibanco branch specializing in shareholder services within banking business hours, filling out the corresponding form, which is available in the financial institution, and presenting notarized copies of the following documents:

(i) Individual Shareholders: identity card (RG), individual taxpayer’s ID (CPF) and proof of address

(ii) Corporate/Institutional Investors: the last statute or consolidated bylaws, corporate taxpayer’s ID (CNPJ), corporate documentation granting representative powers and the RG, CPF and proof of address of the representatives.

10.4. Shareholders whose shares are held in custody by the Assets Depositary Department of the Stock Exchange (“BM&FBOVESPA”) may, if they wish, exercise their withdrawal rights through their custody agents.

11. Composition of Braskem’s Capital Stock after the Merger of Shares

11.1. Braskem Shares Issued as a Result of the Merger of Shares. As a result of the Merger of Shares, Braskem will issue 18,000,087 common, registered shares with no par value, which will have the same rights as existing Braskem common shares. The new common shares will be paid in through the merger of Quattor’s shares and attributed to the Sistema Petrobras by replacing Sistema Petrobras’ shares in Quattor.

11.2. Composition of Braskem’s Capital Stock before and after the Merger of Shares. On this date, Braskem’s capital stock comprises R$ 7,851,923,208.23, divided into 780,832,465 shares, 433,668,976 of which common shares, 346,569,671 class A preferred shares and 593,818 class B preferred shares, all of which registered and with no par value. The Merger of Shares will result in a total increase in Braskem’s capital and reserves of R$ 199,356,374.97 (one hundred and ninety-nine million, three hundred and fifty-six thousand, three hundred and seventy-four reais and ninety-seven centavos), of which R$ 164,743,586.24 (one hundred and sixty-four million, seven hundred and forty-three thousand, five hundred and eighty-six reais and twenty-four centavos) will be allocated to the capital stock and R$ 34,612,788.72 (thirty-four million, six hundred and twelve thousand, seven hundred and eighty-eight reais and seventy-two centavos) to the capital reserve, to be subscribed and paid in by Quattor’s shareholders. As ca result of this capital increase, Braskem’s capital stock will comprise R$ 8,016,666,794.47 (eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four reais and forty-seven centavos), divided into 798,832,552 (seven hundred and ninety-eight million, eight hundred and thirty-two thousand, five hundred and fifty-two) shares, of which 451,669,063 (four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three) common shares, 346,569,671(three hundred and forty-six million, five hundred and sixty-nine thousand, six hundred and seventy-one) class A preferred shares and 593,818 (five hundred and ninety-three thousand, eight hundred and eighteen) class B preferred shares.

12. Off-sheet Liabilities and Contingencies. According to the best understanding of Braskem and Quattor’s management, there are no relevant liabilities and contingencies that have not been duly recognized.

13. Cost of the Merger of Shares. The total cost of the Merger of Shares is estimated at approximately R$ 3,000,000.00 (three million reais), including expenses with publications, the hiring of specialized firms responsible for the evaluation reports and the economic, the fees of law firms specializing in operations of this nature, as well as auditors, consultants and other related expenses.

14. Specialized Firms

14.1. Bradesco BBI was hired to evaluate the economic value of Braskem and Quattor’s shares in order to determine the Exchange Ratio. PWC was hired to evaluate the book value of Quattor’s shares in order to determine the increase in Braskem’s capital and reserves as a result of the Merger of Shares.

14.2 Declaration of the Non-existence of Conflicts of Interest. In regard to the above-mentioned specialized firms, there are no conflicts or communion of interests, current or potential, in relation to the controlling or minority shareholders of the companies involved in the Merger of Shares known to Braskem and Quattor’s management.

15. Approval by the Regulatory Authorities

15.1. Communication of the Merger of Shares to the Authorities. The operations described in the Material Facts of January 22 and April 27, 2010, including the Merger of Shares, have been duly communicated to the Administrative Council for Economic Defense (CADE). Any other due communications in regard to the Merger of Shares will be submitted to the competent government authorities, pursuant to the applicable legislation.

16. Additional Information

16.1. Audit of the Financial Statements. Pursuant to Brazilian Corporation Law and article 12 of CVM Instruction 319/99, the financial statements serving as the basis for the Merger of Shares were audited by: (i) KPMG Auditores Independentes, with head offices at Rua Dr. Renato Paes de Barros nº 33, in the city and state of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF under no. 57.755.217/0001-29, originally registered with the São Paulo State Regional Accounting Council, with secondary registration in the state of Bahia under no. CRC 2SP014428/O-6-S-BA, in the case of Braskem; and (ii) PWC, in the case of Quattor. The base date of said financial statements is December 31, 2009 and they will be used to calculate the reimbursement of shareholders exercising their withdrawal rights in relation to the Merger of Shares.

16.2. Documents Related to the Merger of Shares Available to Shareholders. Pursuant to article 3 of CVM Instruction 319/99, all the documents mentioned in this Material Fact, including the Protocol and Justification of the Merger of Shares and the evaluation reports drawn up by Bradesco BBI and PWC, will be available to Braskem and Quattor shareholders as of the publication date of the Call Notice for the extraordinary shareholders’ meeting of Braskem and may be consulted at Braskem’s head offices and on its website (www.braskem.com.br/ri), and the head offices and websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA ( www.bovespa.com.br).

São Paulo, June 1, 2010

Marcela Drehmer
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.